

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

David T. Lougee
Chief Executive Officer
TEGNA INC
8350 Broad Street
Suite 2000
Tysons, Virginia 22102-5151

> **Re: TEGNA INC**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-06961**

Dear David T. Lougee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology